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  UNITED STATES
  SECURITIES AND EXCHANGE COMMISSION
                    Washington, D.C. 20549

                         SCHEDULE 13G

          Under the Securities Exchange Act of 1934
                      (Amendment No. )*


                    VERIDA INTERNET CORP.
                       (Name of Issuer)

               Common Stock, $.00001 par value
                (Title of Class of Securities)

                          923427108
                        (CUSIP Number)


                        June 10, 1999
   (Date of Event Which Requires Filing of this Statement)

  Check the appropriate box to designate the rule pursuant to which this Schedule is filed:

  [   ]     Rule 13d-1(b)
  [ X ]     Rule 13d-1(c)
  [   ]     Rule 13d-1(d)

  * The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

  The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

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  CUSIP No. 923427108         13G
  --------------------------------------------------------------
  1. Names of Reporting Person I.R.S. Identification Nos. of
     Above Persons (entities only)

     PANORAMA RIDGE INVESTMENT CORP.    I.R.S. I.D. # [N/A]
  -------------------------------------------------------------
  2. Check the Appropriate Box if a Member of a Group  (See
     Instructions.)
     (a) [ ]
     (b) [ ]
  --------------------------------------------------------------
  3.  SEC Use Only

  --------------------------------------------------------------
  4.  Citizenship or Place of Organization      British Columbia
  ------------------------------------------------------------
  Number of Shares  5.   Sole Voting Power        504,100
  Beneficially      ----------------------------------------
  Owned by Each     6.   Shared Voting Power            0
  Reporting         -----------------------------------------
  Person With       7.   Sole Dispositive Power   504,100
                    -----------------------------------------
                    8.   Shared Dispositive Power       0
  --------------------------------------------------------------
  9.    Aggregate Amount Beneficially Owned by Each Reporting
        Person

        504,100
  --------------------------------------------------------------
  10.   Check if the Aggregate Amount in Row (9) Excludes
        Certain Shares (See Instructions) [ ]
  -------------------------------------------------------------
  11.   Percent of Class Represented by Amount in Row 9

        5.63%
  --------------------------------------------------------------
  12.   Type of Reporting Person (See Instructions)

        CO
  -------------------------------------------------------------











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  CUSIP No. 923427108         13G
  --------------------------------------------------------------

  Item 1.

  (a)     The name of the issuer is VERIDA INTERNET CORP.. (the
          "Issuer").
  (b) The principal executive office of the Issuer is located at 50 California Street Suite 1500, San Francisco,
          California 94111

  Item 2.

  (a) This statement is being filed by: Panorama Ridge Investment Corp. (the "Reporting Person")
  (b)     The business address of the Reporting Persons is 12190
          New McLellan Road, Surrey, British Columbia, V3X 2Y1
  (c)     Citizenship of Reporting Person or Place of
          Incorporation: British Columbia
  (d) This class of securities to which this statement relates is Common Stock of the Issuer with a par value of $.00001.
  (e)     The CUSIP number of the Common Stock is 923427108

  Item 3.

  If this statement is filed pursuant to rule 240.13d-1(b), or 240.13d-2(b) or (c), check whether the person filing is a:

  (a)     ___ Broker or dealer  registered under section 15 of the
              Act (15 U.S.C.78o).
  (b)     ___ Bank as defined in section 3(a)(6) of the Act (15
              U.S.C. 78c).
  (c)     ___ Insurance  company as defined in section  3(a)(19)
              of the Act (15U.S.C. 78c).
  (d)     ___ Investment  company  registered  under section 8 of
              the Investment Company Act of 1940 (15 U.S.C. 80a-8).
  (e)     ___ An investment adviser in accordance with 240.13d-
              1(b)(1)(ii)(E).
  (f)     ___ An employee benefit plan or endowment fund in
              accordance  with 240.13d-1(b)(1)(ii)(F).
  (g)     ___ A parent holding company or control person in
              accordance  with 240.13d-1(b)(1)(ii)(G)









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  CUSIP No. 923427108         13G
  ------------------------------------------------------------

  (h)     ___ A savings  association  as defined in section  3(b)
              of the Federal Deposit Insurance Act (12 U.S.C. 1813).
  (i)     ___ A church plan that is excluded from the definition of
              an investment company under section 3(c)(14) of the Investment Company Act of 1940 (15 U.S.C. 80a-3).
  (j)     ___ Group, in accordance with section 240.13d-1(b)(1)(ii)(J).

  If this statement is filed pursuant to 240.13d-1(c), check this box. [ X ].

  Item 4.    Ownership.

  Provide the following information regarding the aggregate number and percentage of the class of securities of the issuer identified in Item 1.

  The Reporting Person owns beneficially the respective percentages and numbers of Common Shares set forth below (on the basis of 8,947,000 shares of Common Stock issued and outstanding).

  (a)     504,100 Common Shares
  (b)     Percent of class: 5.63%
  (c)     Number of shares as to which the Reporting Person has:
     (i)  Sole power to vote or to direct the vote:  504,100
    (ii)  Shared power to vote or to direct the vote: 0
   (iii) Sole power to dispose or to direct the disposition of: 504,100
    (iv) Shared power to dispose or to direct the disposition of: 0

  Item 5.    Ownership of Five Percent or Less of a Class

  If this statement is being filed to report the fact that as of the date hereof the  reporting  person has ceased to be the beneficial  owner of more than five percent of the class of
  securities, check the following [   ].











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  CUSIP No. 923427108         13G
  --------------------------------------------------------------

  Item 6.   Ownership of More than Five Percent on Behalf of
            Another Person

     Not applicable.


  Item 7. Identification and Classification of the Subsidiary which Acquired the Security Being Reported on by the Parent holding Company

     Not applicable.

  Item 8. Identification and Classification of Members of the group

     Not applicable.


  Item 9.   Notice of Dissolution of Group

     Not applicable.

  Item 10.  Certification.

  By signing below I certify that, to the best of my knowledge and belief, the securities referred to above were not acquired and are not held for the purpose of or with the effect of changing or influencing the control of the issuer of the securities and were not acquired and are not held in connection with or as a participant in any transaction having that purpose or effect.

  Dated:     June 8, 1999

                    PANORAMA RIDGE INVESTMENT CORP.

                    BY:  /s/ Jack Loretto
                         Jack Loretto: President